UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Babcock & Brown Air Limited

(Name of Issuer)

American Depositary Receipts representing Common Shares

(Title of Class of Securities)

05614P 101
(CUSIP Number)
Mina Kim, Esq. Babcock & Brown Limited 2 Harrison Street, 6th Floor San Francisco, California 94105 (415) 512-1515		Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown JET-i Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,422,529
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,422,529
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Investment Holdings Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,422,529
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,422,529
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown International Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,767,579
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,767,579
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,767,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 14.2%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,767,579
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,767,579
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,767,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 14.2%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Australia Group Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 345,050
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 345,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 1.0%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Australia Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 345,050
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 345,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 1.0%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Transaction Holdings Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 345,050
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 345,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 1.0%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. Babcock & Brown Transactions Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 345,050
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 345,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 1.0%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.		Name of Reporting Person. AGSO Property Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 345,050
11.		Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 345,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) Common Stock: 1.0%
14.		Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends and restates the statement on Schedule 13D initially filed on October 12, 2007, with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd and Babcock & Brown Limited, which schedule 13D relates to the American Depositary Shares, each representing one common share, par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation (“B&B Air”). The principal executive office of B&B Air is located at West Pier, Dun Laoghaire, County Dublin, Ireland.

Item 2. Identity and Background

This Statement is filed by Babcock & Brown JET-i Co., Ltd (“B&B JET-i”), for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd (“BBIHPL”), Babcock & Brown International Pty Ltd (“BBIPL”), Babcock & Brown Limited (“B&B”), Babcock & Brown Australia Group Pty Ltd (“B&B Australia Group”), Babcock & Brown Australia Pty Ltd (“B&B Australia”), Babcock & Brown Transaction Holdings Pty Ltd (“B&B Transaction Holdings”), Babcock & Brown Transactions Pty Ltd (“B&B Transactions”) and AGSO Property Pty Ltd (“AGSO” and, collectively with B&B JET-i, BBIHPL, BBIPL, B&B, B&B Australia Group, B&B Australia, B&B Transaction Holdings and B&B Transactions, the “Reporting Persons”). BBIPL is a subsidiary of B&B, BBIHPL is a subsidiary of BBIPL, and B&B JET-i is a subsidiary of BBIHPL. B&B Australia Group is a subsidiary of BBIPL, B&B Australia is a subsidiary of B&B Australia Group, B&B Transaction Holdings is a subsidiary of B&B Australia, B&B Transactions is a subsidiary of B&B Transaction Holdings, and AGSO is a subsidiary of B&B Transactions.

B&B JET-i is a Cayman Islands corporation and its business address is c/o Maples Finance Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business activity of B&B JET-i is warehousing aircraft and other aviation assets.

B&B is an Australian corporation with its principle executive offices located at Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. B&B is a global investment and advisory firm operating in real estate, infrastructure and project finance, operating leasing and structured and corporate finance.

Each of BBIHPL, BBIPL, B&B Australia Group, B&B Australia, B&B Transaction Holdings and B&B Transactions is an Australian corporation and its business address is Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. Each of BBIHPL, BBIPL, B&B Australia Group, B&B Australia, B&B Transaction Holdings and B&B Transactions is a holding company and a member of the B&B group.

AGSO is an Australian corporation and its business address is Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. AGSO is a special purpose vehicle for investments and a member of the B&B group.

(a), (b), (c) and (f) For information with respect to the identity and background of each executive officer and director of each Reporting Person, please see Schedules I through IX attached hereto, respectively.

(d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through IX has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Statement will be filed disclosing such change.

Item 3. Source and Amount of Funds or Other Consideration

On October 2, 2007, a promissory note for $101,718,167 was delivered by B&B JET-i to B&B Air in consideration for the issue and delivery of 4,422,529 ADSs. The promissory note bore interest at a rate equal to 4% and was secured by B&B JET-i’s membership interest in JET-i Holdings LLC (“JET-i Holdings”) and the 4,422,529 ADSs that B&B JET-i owns. The promissory note has been paid in full.

Between December 27, 2007 and January 11, 2008, AGSO acquired a total of 345,050 ADSs in open-market transactions for aggregate consideration of $6,217,262.74. The source of the purchase price was the working capital of AGSO, a portion of which was financed through margin loans made available to AGSO in the ordinary course of its operations.

Item 4. Purpose of Transaction

B&B JET-i acquired its ADSs in a private placement in connection with a group of transactions, including the initial public offering of B&B Air, pursuant to which B&B Air acquired a portfolio of aircraft from a subsidiary of JET-i Holdings. The proceeds of the private placement was applied by B&B Air toward the payment of the purchase price for the acquisition of such aircraft.

AGSO acquired a total of 345,050 ADSs in open-market transactions between December 27, 2007 and January 11, 2008. AGSO acquired such ADSs for investment purposes, and the acquisition of such ADSs was made in the ordinary course of business and not for the purpose of acquiring control of B&B Air.

(a)-(j) The Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Each of B&B JET-i and BBIHPL is the beneficial owner of 4,422,529 ADSs owned by B&B JET-i. Such ADSs represent approximately 13.2% of B&B Air’s outstanding ADSs. Each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group is the beneficial owner of 345,050 ADSs owned by AGSO. Such ADSs represent approximately 1.0% of B&B Air’s outstanding ADSs. Each of BBIPL and B&B is the beneficial owner of 4,767,579 ADSs, of which 4,422,529 ADSs are owned by B&B JET-i and 345,050 ADSs are owned by AGSO. Such ADSs represent approximately 14.2% of B&B Air’s outstanding ADSs. All percentages are based on the number of ADSs outstanding as contained in B&B Air’s most recently available filing with the SEC.

(b) Each of B&B JET-i and BBIHPL has the shared power to direct the vote and the disposition of the 4,422,529 ADSs owned by B&B JET-i. Each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group has the shared power to direct the vote and disposition of the 345,050 ADSs owned by AGSO. Each of BBIPL and B&B has the shared power to direct the vote and the disposition of the 4,767,579 ADSs, of which 4,422,529 ADSs are owned by B&B JET-i and 345,050 ADSs are owned by AGSO.

(c) The transactions in B&B Air’s securities by AGSO during the 60 days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A. All purchases were effected through open market transactions.

(d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 of this Statement, B&B JET-i delivered a promissory note to B&B Air in consideration for the issue and delivery of the ADSs. B&B JET-i and B&B Air entered into a pledge and security agreement at the time of delivery of the promissory note. Pursuant to the pledge and security agreement, B&B Air was granted a security interest in the ADSs issued and delivered to B&B JET-i and B&B JET-i’s membership interest in JET-i Holdings.

In connection with the acquisition of the ADSs, on July 19, 2007, B&B JET-i and B&B Air entered into a private placement agreement and, on October 2, 2007, B&B JET-i and B&B Air entered into a registration rights agreement. In addition to a 360-day lock-up applicable to all of the ADSs held by B&B JET-i to which it has agreed to be subject with the representatives of the underwriters for B&B Air’s initial public offering, B&B JET-i has agreed with B&B Air in the private placement agreement not to, without the prior consent of B&B Air, offer, sell, contract to sell, pledge, dispose of or hedge directly or indirectly the ADSs for a period of 360 days from September 26, 2007, other than (i) transfers to affiliates of B&B JET-i, provided that such affiliate agrees to be bound by the same such restrictions for the remaining portion of such period and (ii) pledges of the ADSs to a financial institution that extends a “margin” loan to finance B&B JET-i’s acquisition of its ADSs, provided that the pledge agrees to be bound by the terms of such restrictions for the remaining portion of such period.

The registration rights agreement provides that, upon the request of B&B JET-i at any time beginning 180 days but prior to 360 days after September 26, 2007, B&B Air will file one registration statement, and, at any time after 360 days after September 26, 2007, B&B Air will file one or more registration statements to register the ADSs held by B&B JET-i under the Securities Act of 1933 for resale at any time and from time to time by B&B JET-i. In the registration rights agreement B&B Air has agreed to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and have indemnified B&B JET-i for material misstatements or omissions in the registration statement.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 15, 2008 that the information set forth in this Statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd

By:	/s/ Gregory Azzara
Name: Gregory Azzara
Title: Director

Babcock & Brown Investment Holdings Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown International Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown Limited

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown Australia Group Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown Australia Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown Transaction Holdings Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

Babcock & Brown Transactions Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

AGSO Property Pty Ltd

By:	/s/ Mina Kim
Name: Mina Kim
Title: Attorney-In-Fact

SCHEDULE I

BABCOCK & BROWN JET-I CO., LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Gregory Azzara	Vice President, Babcock & Brown Aircraft Management LLC	Babcock & Brown Aircraft Management LLC 2 Harrison Street, 6th Floor San Francisco, California 74106 USA	United States

Robert S. Tomczak	Vice President, Babcock & Brown Aircraft Management LLC	Babcock & Brown Aircraft Management LLC 2 Harrison Street, 6th Floor San Francisco, California 74106 USA	United States

SCHEDULE II

BABCOCK & BROWN INVESTMENT HOLDINGS PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, Australia	Australia

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE III

BABCOCK & BROWN INTERNATIONAL PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
James V. Babcock	Executive Chairman, Babcock & Brown Limited	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States

James Fantaci	Executive and Director and Global Head of Operating Leasing, Babcock & Brown Limited	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States

Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Geoffrey Ian Martin	Professional Director	Suite 102, Level 1 2 Bligh Street Sydney NSW 2000 Australia	Australia

Elizabeth Nosworthy	Professional Director	c/o Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Dieter Rampl	Director and Chairman, Unicredit SpA	Unicredit SpA Piazza Cordusio 20123 Milan Italy	Austria

Martin Rey	Executive and Director and Regional Business Head, Babcock & Brown Limited	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany

Joe Lindell Roby	Chairman Emeritus, Credit Suisse First Boston; Consultant, Credit Suisse Private Equity Group	Credit Suisse Securities (USA) LLC 11 Madison Avenue, 26th Floor New York, NY 10010 USA	United States

Michael Sharpe	Professional Director	c/o Crescent Capitol Partners Level 7, 75 Elizabeth Street Sydney NSW 2000 Australia	Australia

SCHEDULE IV

BABCOCK & BROWN LIMITED DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
James V. Babcock	Executive Chairman, Babcock & Brown Limited	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States

James Fantaci	Executive and Director and Global Head of Operating Leasing, Babcock & Brown Limited	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States

Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Geoffrey Ian Martin	Professional Director	Suite 102, Level 1 2 Bligh Street Sydney NSW 2000 Australia	Australia

Elizabeth Nosworthy	Professional Director	c/o Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Dieter Rampl	Director and Chairman, Unicredit SpA	Unicredit SpA Piazza Cordusio 20123 Milan Italy	Austria

Martin Rey	Executive and Director and Regional Business Head, Babcock & Brown Limited	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany

Joe Lindell Roby	Chairman Emeritus, Credit Suisse First Boston; Consultant, Credit Suisse Private Equity Group	Credit Suisse Securities (USA) LLC 11 Madison Avenue, 26th Floor New York, NY 10010 USA	United States

Michael Sharpe	Professional Director	c/o Crescent Capitol Partners Level 7, 75 Elizabeth Street Sydney NSW 2000 Australia	Australia

BABCOCK & BROWN LIMITED EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Philip Green	Managing Director and Chief Executive Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Rob Topfer	Marketer	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Peter Hofbauer	Global Head of Infrastructure	Babcock & Brown Ltd (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria

Eric Lucas	Global Head of Real Estate	Babcock & Brown Ltd (Japan) Izumikan Kioicho 6F 4-3 Kioicho Chiyodaku, Tokyo 102-0094 Japan	Australia

James Fantaci	Executive and Director and Global Head of Operating Leasing	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States

David Ross	Group Chief Operating Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Dan Brickman	Regional Business Head (US)	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States

Martin Rey	Executive and Director and Regional Business Head	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany

Michael Maxwell	Regional Business Head (Asia)	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Michael Larkin	Group Chief Financial Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE V

BABCOCK & BROWN AUSTRALIA GROUP PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Peter Hofbauer	Global Head of Infrastructure, Babcock & Brown Limited	Babcock & Brown Limited (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

David Ross	Group Chief Operating Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE VI

BABCOCK & BROWN AUSTRALIA PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Peter Hofbauer	Global Head of Infrastructure, Babcock & Brown Limited	Babcock & Brown Limited (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

David Ross	Group Chief Operating Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE VII

BABCOCK & BROWN TRANSACTION HOLDINGS PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Peter Hofbauer	Global Head of Infrastructure, Babcock & Brown Limited	Babcock & Brown Limited (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Matthew McCann	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Shahen Mekertichian	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE VIII

BABCOCK & BROWN TRANSACTIONS PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Peter Hofbauer	Global Head of Infrastructure, Babcock & Brown Limited	Babcock & Brown Limited (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Matthew McCann	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Shahen Mekertichian	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Andrew Tyndale	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Sylvia Wiggins	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE IX

AGSO PROPERTY PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Michael Larkin	Group Chief Financial Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

David Ross	Group Chief Operating Officer, Babcock & Brown Limited	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

ANNEX A

Date of Transaction	Amount of ADSs	Average Price per ADS
27 December 2007	32,250	$18.5105
28 December 2007	32,000	$18.6442
31 December 2007	29,100	$17.7330
2 January 2008	24,100	$18.0160
3 January 2008	33,000	$18.2151
4 January 2008	33,000	$18.0368
7 January 2008	29,700	$17.8169
8 January 2008	22,700	$18.0110
9 January 2008	36,400	$17.7680
10 January 2008	36,400	$17.4508
11 January 2008	36,400	$18.0544